Vedder Price	Vedder Price P.C.
222 north lasalle street
chicago, Illinois 60601-1003
312-609-7500
fax: 312-609-5005

chicago • new york city • washington, d.c.

April 23, 2010
VIA EDGAR
Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Driehaus Mutual Funds (the “Registrant” or the “Trust”) Registration Nos. 333-05265 and 811-07655
Dear Mr. DiStefano:
     On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on April 16, 2010, regarding the Registrant’s Post-Effective Amendment No. 44 to its Registration Statement on Form N-1A filed on February 26, 2010 (the “PEA”), pursuant to Rule 485(a)(1) under the Securities Act of 1933. As you requested, this letter is being filed via EDGAR.
Combined Prospectus (for Driehaus International Discovery Fund, Driehaus Emerging Markets Growth Fund, Driehaus Global Growth Fund, Driehaus International Small Cap Growth Fund, Driehaus Mid Cap Growth Fund and Driehaus Large Cap Growth Fund)
Cover Page
1.	Comment: Please remove the reference to “Distributed by: Driehaus Securities LLC.”

Response: This reference has been removed.
Fund Summaries- Fees and Expenses
2.	Comment: For each Fund, please provide the completed expense table.

Response: The completed expense tables have been provided.

3.	Comment: For the Driehaus Global Growth Fund, Driehaus Mid Cap Growth Fund and Driehaus Large Cap Growth Fund, with respect to the footnote

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describing the contractual expense cap, please provide disclosure as to who may terminate the expense cap and under what circumstances.

Response: Disclosure has been provided in each footnote indicating who may terminate the expense cap and under what circumstances.

4.	Comment: For the Driehaus Global Growth Fund, Driehaus Mid Cap Growth Fund and Driehaus Large Cap Growth Fund, with respect to the expense example narrative, please clarify the period(s) in which the expense cap reimbursement is shown.

Response: Disclosure has been added to the expense example narrative clarifying that the expense cap reimbursement is only shown for one year in each of the periods.
Fund Summaries- Principal Investment Strategy
5.	Comment: For each Fund, please specify the types of equity securities that the Fund principally invests in.

Response: The principal types of equity securities that a Fund invests in has been disclosed in each Fund’s Principal Investment Strategy summary section.

6.	Comment: For each Fund, please specify the Adviser’s buy/sell strategy.

Response: Disclosure has been added to each Fund’s Principal Investment Strategy summary section detailing the Adviser’s buy/sell strategy.

7.	Comment: For the Driehaus International Discovery Fund, Driehaus International Small Cap Growth Fund, Driehaus Mid Cap Growth Fund and Driehaus Large Cap Growth Fund, please disclose the capitalization range of the companies that each Fund invests in.

Response: The capitalization range of the companies that the Driehaus International Discovery Fund, Driehaus International Small Cap Growth Fund, Driehaus Mid Cap Growth Fund and Driehaus Large Cap Growth Fund invest in has been disclosed in each of the Fund’s Principal Investment Strategy summary section.

8.	Comment: For the Driehaus Emerging Markets Growth Fund, please clarify the Fund’s growth strategy.

Response: Disclosure has been added in the Driehaus Emerging Markets Growth Fund’s Principal Investment Strategy summary section clarifying the Fund’s growth strategy.

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9.	Comment: For the Driehaus Global Growth Fund, please include additional disclosure describing the Fund’s policy for insuring appropriate investment outside of the U.S.

Response: Under normal conditions, the Driehaus Global Growth Fund will invest significantly (at least 40%, unless market conditions are not deemed favorable by the Adviser, in which case the Fund will invest at least 30%) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S. This disclosure has been included in the Fund’s Principal Investment Strategy summary section.
Fund Summaries- Principal Risks
10.	Comment: For each Fund, please remove “This is a nondiversified fund, as defined in the Investment Company Act of 1940, as amended;” from the first sentence under Nondiversification Risk. In addition, the last sentence under Nondiversification Risk should be removed and included as a separate risk.

Response: “This is a nondiversified fund, as defined in the Investment Company Act of 1940, as amended;” has been removed from the first sentence under Nondiversification Risk. In addition, the last sentence under Nondiversification Risk has been removed and included under a separate risk entitled “Concentration Risk.”

11.	Comment: For each Fund, please remove the sentence “For more information about Fund risks, including additional risk factors not discussed above, see “Additional Information About the Funds-Portfolio Investments and Other Risk Considerations” and the Statement of Additional Information.”

Response: This sentence has been removed.
Fund Summaries- Performance
12.	Comment: For each Fund, in the narrative introductory paragraph, please remove the first sentence and replace it with the sentence “The bar chart and table provide some indication of the risks of investing in the Fund.”

Response: The first sentence has been removed and replaced with the sentence “The bar chart and table provide some indication of the risks of investing in the Fund.”

13.	Comment: For the Driehaus International Discovery Fund, Driehaus Emerging Markets Growth Fund and Driehaus International Small Cap Growth Fund, in the narrative introductory paragraph, please make the reference to “indices” singular.

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Response: The reference to “indices” has been changed to “index.”

14.	Comment: For each Fund, in the narrative introductory paragraph, please add “(before and after taxes)” after the word “performance” in the sentence “Of course, the Fund’s past performance is not necessarily an indication of future performance.”

Response: “(Before and after taxes)” has been added after the word “performance” in the sentence “Of course, the Fund’s past performance is not necessarily an indication of future performance.”

15.	Comment: For each Fund, adjacent to the Average Annual Total Returns table, please provide the after-tax returns related disclosure required by Form N-1A, Item 4(b)(2)(iv)(A) and (B).

Response: The disclosure required by Form N-1A, Item 4(b)(2)(iv)(A) and (B) has been disclosed below the Average Annual Total Returns table.

16.	Comment: For each Fund, please remove the statement “data includes reinvestment of dividends” from the heading of the Average Annual Total Returns table.

Response: The statement “data includes reinvestment of dividends” has been removed from the heading of the Average Annual Total Returns table.

17.	Comment: For each Fund, please remove the footnote(s) to the Average Annual Total Returns table describing the index or indices.

Response: These footnotes have been removed.

18.	Comment: For the Driehaus International Small Cap Growth Fund, Driehaus Mid Cap Growth Fund and Driehaus Large Cap Growth Fund, please remove the performance information for the predecessor partnerships or describe how this is permissible.

Response: The Registrant has relied on the MassMutual Institutional Funds (Pub. avail. Sept. 28, 1995) no-action letter (the “MassMutual Letter”) in restating the prior performance for the predecessor partnerships to reflect the fees and expenses of each Fund.
Fund Summaries- Management
19.	Comment: For each Fund, please add each portfolio manager’s respective title.

Response: This disclosure has been added.

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Fund Summaries- Purchase and Sale of Fund Shares
20.	Comment: For each Fund, please remove the sub-section “To Place Orders.” The addresses and phone number may be disclosed in the narrative.

Response: The sub-section “To Place Orders” has been removed and the addresses and phone number have been included in the narrative disclosure.

21.	Comment: For each Fund, please revise the narrative section to include only the first and sixth sentences and remove the heading “Transaction Policies.”

Response: The “Transaction Policies” sub-section has been revised accordingly.
Fund Summaries-Tax Information
22.	Comment: For each Fund, please remove the statement “or a combination of the two.”
Response: This statement has been removed.
Additional Information About the Funds- Investment Philosophy
23.	Comment: Pursuant to Item 9 of Form N-1A, please confirm that the Adviser’s buy/sell strategy has been disclosed for each Fund.

Response: The Adviser’s buy/sell strategy has been disclosed for each Fund.
Additional Information About the Funds- Investment Objectives and Principal Investment Strategies
24.	Comment: For each Fund, please indicate that the investment objective is fundamental and may not be changed without shareholder approval.

Response: Disclosure has been added for each Fund indicating that the investment objective is fundamental and cannot be changed without the approval of shareholders.
Additional Information About the Funds- Portfolio Investments and Other Risk Considerations
25.	Comment: Please confirm whether the investments and risks described in this section are principal or secondary.

Response: Foreign Securities and Currencies and Emerging Market Risks are principal risks of the Driehaus International Discovery Fund, Driehaus Emerging Markets Growth Fund, Driehaus Global Growth Fund and Driehaus International

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Small Cap Growth Fund. Accordingly, these risks have been moved under the section entitled Investment Objectives and Principal Investment Strategies. Any of the investments described under the Portfolio Investments and Other Risk Considerations section that are part of the Funds’ principal investment strategies already have been designated as such in the Principal Investment Strategy summary sections and/or the Investment Objectives and Principal Investment Strategies section.

26.	Comment: Please confirm whether any of the Funds principally invest in other investment companies and if so, disclose in the expense table accordingly. In addition, please note that such investments may involve the duplication of fees.

Response: While permitted to do so, the Funds do not principally invest in other investment companies. The current disclosure states in the second to last sentence that “investing through such vehicles may involve layered fees or expenses.”
Financial Highlights
27.	Comment: For any Fund with a high portfolio turnover rate, please disclose this as a risk in the Principal Risks summary section.

Response: The Principal Risks summary section for each of the Driehaus International Discovery Fund, Driehaus Emerging Markets Growth Fund, Driehaus International Small Cap Growth Fund, Driehaus Mid Cap Growth Fund and Driehaus Large Cap Growth Fund contains disclosure regarding high portfolio turnover.
Driehaus Active Income Fund Prospectus
Cover Page
28.	Comment: Please remove the reference to “Distributed by: Driehaus Securities LLC.”

Response: This reference has been removed.
Fund Summary-Fees and Expenses
29.	Comment: In the footnote to the expense table, please remove the sentence that states “Actual expenses may be different.”

Response: This sentence has been removed.

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Fund Summary- Principal Investment Strategy
30.	Comment: Please disclose whether Driehaus Active Income Fund’s investments in derivatives for non-hedging purposes is for speculative purposes. In addition, please specify the types of derivatives that the Fund may invest in.

Response: Disclosure has been added clarifying that the Driehaus Active Income Fund invests in derivatives for hedging and speculative purposes and that the Fund’s investments in derivatives may include swaps, options and futures.

31.	Comment: Please provide disclosure describing the Driehaus Active Income Fund’s investments in Senior Loans.

Response: The second sentence in the Fund’s Principal Investment Strategy summary section indicates that the Fund primarily invests in U.S. fixed income and floating rate securities, including fixed and floating rate loans that have a senior right to repayment.

32.	Comment: Please confirm whether the Fund may invest in foreign fixed income securities.

Response: The Fund may invest in foreign fixed income securities. However, this is not part of the Fund’s principal investment strategy. Accordingly, no additional disclosure has been added to this section.

33.	Comment: Please add disclosure indicating that “non-investment grade credit quality” securities are also referred to as “junk.”

Response: This disclosure has been added.

34.	Comment: Please provide disclosure as to the Adviser’s buy/sell strategy for the Driehaus Active Income Fund.

Response: Disclosure has been added describing the Adviser’s buy/sell strategy for the Fund.
Fund Summary- Principal Risks
35.	Comment: Under “Short Sale Risk,” please remove the first sentence. In addition, please move the second sentence to the Principal Investment Strategy summary section.

Response: The first sentence under “Short Sale Risk” has been removed. In addition, the portion of the second sentence that was not included in the Investment Objective and Principal Investment Strategies section has been moved

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to that section as the Registrant has determined this to be a more appropriate location for the disclosure.
Fund Summary- Performance
36.	Comment: The first narrative paragraph should only contain the first sentence and the fourth sentence. Please remove all other disclosure in this paragraph. In addition, please move this paragraph after the second narrative paragraph.

Response: This paragraph has been revised and is now the second paragraph in the narrative disclosure.

37.	Comment: In the second narrative paragraph (which will now be the first paragraph), please remove all references to the “Predecessor Fund.”

Response: All references to the Predecessor Fund have been removed.

38.	Comment: In the second narrative paragraph (which will now be the first paragraph), please make the reference to “indices” singular.

Response: The reference to “indices” has been changed to “index.”

39.	Comment: In the second narrative paragraph (which will now be the first paragraph), please add “(before and after taxes)” after the word “performance” in the sentence “Of course, the Fund’s past performance is not necessarily an indication of future performance.”

Response: “(Before and after taxes)” has been added after the word “performance” in the sentence “Of course, the Fund’s past performance is not necessarily an indication of future performance.”

40.	Comment: Adjacent to the Average Annual Total Returns table, please provide the after-tax returns related disclosure required by Form N-1A, Item 4(b)(2)(iv)(A) and (B).

Response: The disclosure required by Form N-1A, Item 4(b)(2)(iv)(A) and (B) has been disclosed below the Average Annual Total Returns table.

41.	Comment: Please remove the statement “data includes reinvestment of dividends” from the heading of the Average Annual Total Returns table.

Response: The statement “data includes reinvestment of dividends” has been removed from the heading of the Average Annual Total Returns table.

42.	Comment: Please remove the footnotes to the Average Annual Total Returns table describing the indices.

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Response: These footnotes have been removed.
Fund Summary-Management
43.	Comment: Please add each portfolio manager’s respective title.

Response: This disclosure has been added.
Fund Summary- Purchase and Sale of Fund Shares
44.	Comment: Please remove the sub-section “To Place Orders.” The addresses and phone number may be disclosed in the narrative.

Response: The sub-section “To Place Orders” has been removed and the addresses and phone number have been included in the narrative disclosure.

45.	Comment: Please revise the narrative section to include only the first and sixth sentences and remove the heading “Transaction Policies.”

Response: The “Transaction Policies” sub-section has been revised accordingly.
Fund Summary-Tax Information
46.	Comment: Please remove the statement “or a combination of the two.”

Response: This statement has been removed.
Additional Information About the Fund- Investment Philosophy
47.	Comment: Please repeat the Adviser’s buy/sell strategy as discussed in the Investment Philosophy sub-section in the Principal Investment Strategy summary section.

Response: The Registrant has determined to instead repeat the disclosure describing the Adviser’s buy/sell strategy that is contained in the Investment Objective and Principal Investment Strategies section in the Principal Investment Strategy summary section, as it is a more concise description of the Adviser’s buy/sell strategy.
Additional Information About the Fund- Investment Objective and Principal Investment Strategies
48.	Comment: Please confirm whether the Fund’s short-term arbitrage trading strategies are principal investment strategies and, if so, please confirm that they have been disclosed in the Principal Investment Strategy summary section.

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Response: The Fund’s short-term arbitrage trading strategies are principal investment strategies. Accordingly, this has been summarized in the Principal Investment Strategy summary section by stating that “....the Fund will engage in a variety of short-term trading strategies to seek to take advantage of the spreads in the market....”
Additional Information About the Fund-Portfolio Investments and Other Risk Considerations
49.	Comment: Please confirm whether the investments and risks described in this section are principal or secondary.

Response: The investments described in this section are secondary. Any risk that is a principal risk has been moved to the Investment Objective and Principal Investment Strategies section.

50.	Comment: Please confirm to what extent the Fund invests in exchange-traded funds and if so, please disclose accordingly in the expense table.

Response: The Fund may invest in exchange-traded funds but does not currently do so.
Statements of Additional Information (for all Funds)
Investment Restrictions
51.	Comment: With respect to the disclosure on page 12 of the combined Statement of Additional Information and page 24 of the Driehaus Active Income Fund’s Statement of Additional Information indicating that “for purposes of these investment restrictions, subsequent changes in a Fund’s holdings....,” please include a carve-out for borrowings.

Response: This disclosure has been revised to include a carve-out for borrowings.
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     If you have any questions regarding these responses, please call me at (312) 609-7732.
Very truly yours,
/s/Jennifer M. Goodman